January 25, 2006

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street

Washington, D.C. 20549

Attention:	Larry Spirgel, Assistant Director
Michele Anderson, Legal Branch Chief
Pradip Bhaumik, Attorney-Advisor

	RE:	Vistula Communications Services, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2004
Filed March 31, 2005
Form 10-QSB for Fiscal Quarter Ended March 31, 2005
Filed May 17, 2005
Form 10-QSB for Fiscal Quarter Ended June 30, 2005
Filed August 15, 2005
Form 10-QSB for Fiscal Quarter Ended September 30, 2005
Filed November 21, 2005
File No. 0-50758

Ladies and Gentlemen:

On behalf of Vistula Communications Services, Inc. (“Vistula”), I am submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 29, 2005 relating to the above-captioned periodic reports (the “Reports”), as amplified in a telephone discussion with Ms. Anderson on January 12, 2006.

In this letter, I have recited the comments from the Staff in italicized, bold type and have followed each comment with Vistula’s response.

Item 8A.  Controls and Procedures, page 57

1.              You state that your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures “are effective, except as discussed below….”  Given the exceptions noted, it remains unclear whether they have concluded that your disclosure controls and procedures are effective.  Please revise your disclosure to state, in clear and concise unqualified language, the conclusions reached by your officers on the effectiveness of your disclosure controls and procedures.  For example, if true, you may state that your disclosure controls and procedures are

“effective” including consideration of the matters identified by your independent auditors, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters.  Alternatively, if true, you may state that given the identified matters, your disclosure controls and procedures are “not effective.”  You may not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls are effective except to the extent they are not effective.

Please see the proposed Item 8A disclosure included with this letter as Exhibit A, which concludes in unqualified terms that our disclosure controls and procedures were effective as of the end of the 2004 fiscal year.  Also included is an explanation of why we are able to conclude as such despite the material weakness in our internal controls and procedures identified by our independent registered public accounting firm.

2.              We note your statement that your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures “are effective…to ensure that the information we are required to disclose in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time period specified in Securities and Exchange Commission rules and forms.”  Please revise to make clear, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer, to allow timely decisions regarding the required disclosure.

We have addressed the Staff’s comment in the proposed Item 8A disclosure in Exhibit A hereto.

3.              You state that “[t]here are inherent limitations to the effectiveness of any system of disclosure controls and procedures” and that “even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.”  Revise to state clearly, if true, that your disclosure controls and procedures are “designed to” provide reasonable assurance of achieving their objectives and that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level.  In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures.  Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

We have addressed the Staff’s comment in the proposed Item 8A disclosure in Exhibit A hereto.

4.              We note your definition of a “material weakness.”  Please be aware that for purpose of disclosure on controls and procedures, a “material weakness” is defined in Statement on Auditing Standards No. 60 (codified in Codification of Statements on Auditing Standards AU Section 325), which is “a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions” (emphasis added).  Provide the complete definition in your amended filing.

We have addressed the Staff’s comment in the proposed Item 8A disclosure in Exhibit A hereto.

5.              Please amplify the discussion on the material weakness(es) identified by your independent auditor to include the following:

•                  the nature of each material weakness identified;

•                  when the material weakness was identified;

•                  when the material weakness first began;

•                  the specific remedial actions undertaken by you;

•                  when the remedial action commenced;

•                  the period during which you undertook each of the remedial actions;

•                  whether you undertook remedial action to address each of the material weaknesses;

•                  the degree of success achieved by each remedial action undertaken;

•                  when each material weakness was remedied, if at all; and

•                  whether any material weakness still persists, and if so, when you expect to remedy it.

Background.  The material weakness identified by Vitale, Caturano & Company, Ltd. related to Vistula’s lack of full-time accounting and finance personnel and the insufficiency of its accounting systems, which required significant manual effort and lacked formal, documented procedures and controls over transaction reporting.  Although these material weaknesses were not formally identified as such by Vitale, Caturano & Company, Ltd. until March 28, 2005, they were presumably present from Vistula’s inception in early 2003 and primarily the result of the severe capital constraints we faced until the closing of a private financing in the first quarter of 2005.

Remedial Action.  Notwithstanding our capital constraints during the 2004 fiscal year, we retained the services of a part-time Chief Financial Officer to assist in accounting consideration and recording and the financial reporting process.  Although this improved the quality of our internal controls and procedures, we continued to experience delays in the communication of information and documentation to the Chief Financial Officer.  Since the conclusion of the 2004 fiscal year, we have taken the following further steps to improve our internal controls and procedures:

•                  In the fourth quarter of 2004, our Chief Financial Officer recommended that we upgrade our accounting software.  In response to this recommendation, during the first quarter of 2005 we improved our accounting systems by implementing new software which automated transaction reporting for our U.S. operations.

•                  During the second quarter of 2005, we initiated a search for a full-time manager of accounting and administration.  We successfully identified a suitable candidate, and he began his employment with us at the beginning of the third quarter.

We believe that increased staffing and improvement in our accounting systems have addressed many of the concerns related to the timeliness of our closing process.  In addition, we were able to timely file our annual report on Form 10-KSB, Vitale, Caturano & Company, Ltd. issued its report contained therein without qualification, and we have continued to be timely in our periodic reporting obligations since that time.  Finally, we believe that as a result of the remedial steps we have taken, the material weakness identified by Vitale, Caturano & Company, Ltd. has been eliminated.

6.              We note your statement that “(o)ther than as described above, there have been no changes in our internal control over financial reporting....”  Please revise to state clearly, if correct, that there “were” changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

We have addressed the Staff’s comment in the proposed disclosure in Exhibit A hereto.

7.              Please amend each of your quarterly reports to include all applicable changes made in response to the comments above.

Please see Exhibit B to this letter, which contains disclosure we propose to include in amended quarterly reports on Form 10-QSB for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005.  Please note in particular that we have revised the disclosure relating to material changes in our internal controls and procedures to correspond to the timeline of remedial actions we have taken with respect to the material weakness identified by Vitale, Caturano & Company, Ltd.

*              *              *

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Please direct your questions or comments to Paul Bork (617-832-1113) or me (781-356-1603).  Thank you for your assistance.

Very truly yours,

/s/ George R. Vaughn
George R. Vaughn
Chief Financial Officer

cc:	Paul Bork, Esq.
PKF, Certified Public Accountants, P.C.

EXHIBIT A

Proposed Disclosure for Annual Report on Form 10-KSB

ITEM 8A. CONTROLS AND PROCEDURES

Management Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures, which are designed to provide reasonable assurance that information required to be disclosed in the reports we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of our chief executive officer and chief financial officer, our management has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this annual report. Based on that evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2004.

During the course of this evaluation, our independent registered public accounting firm at the time, Vitale, Caturano & Company, Ltd., advised us in connection with the completion of their audit for the 2004 fiscal year that they had identified certain matters involving the operation of our internal controls that they considered to be a material weakness.  A “material weakness” is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by errors or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

The material weakness identified by Vitale, Caturano & Company, Ltd. related to our lack of full-time accounting and finance personnel and to a lack of sophistication in our accounting systems, which required significant manual effort and lacked formal, documented procedures and controls over transaction reporting.  Both of these factors were the result of the severe capital constraints we faced prior to the completion of our private financing in the first quarter of 2005.  Although we retained during the 2004 fiscal year the services of a part-time Chief Financial Officer to assist in accounting consideration and recording and the financial reporting process, Vitale, Caturano & Company, Ltd. noted delays in the communication of information and documentation to the Chief Financial Officer.  While these matters were not formally identified as a material weakness until very late in the audit process, they were presumably present from our inception in early 2003.

Vitale, Caturano & Company, Ltd.’s conclusion that we needed to reassess our existing finance organization resource requirements and re-evaluate the design and operating effectiveness of certain controls surrounding the financial statement close process was based on several adjustments that were made in the course of the audit process, some of which occurred late in the audit process, and issues relating to the timely communication of information and documentation necessary to yield proper accounting consideration and recording. Among the issues identified or addressed late in the audit process were accounting for stock option arrangements, prepaid royalties, severance accruals, certain revenue contracts, reconciling and verifying shareholder loans, cutoff of accounts payable, and preparing complete financial statements with footnote disclosures.

Notwithstanding Vitale, Caturano & Company, Ltd.’s identification of a material weakness in our internal controls, our management, including our chief executive officer and chief financial officer, concluded that the presence of this material weakness did not necessitate a conclusion that our disclosure controls and procedures were not effective as of December 31, 2004.  In arriving at this conclusion, our management considered the following factors:

•                  Vitale, Caturano & Company, Ltd.’s conclusions regarding the presence of a material weakness were based largely on delays they experienced in the communication of information and documentation during the course of their audit, not due to any observed deficiency in our ability to make timely disclosures as required by the Securities and Exchange Commission.

•                  Despite the delays experienced in the audit process, we filed this annual report within the time period specified by the Securities and Exchange Commission.

•                  Vitale, Caturano & Company, Ltd. issued its Report of Independent Registered Public Accounting Firm, which is included with this annual report, without qualification.

Changes in Internal Controls Over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

EXHIBIT B

Proposed Disclosure for Quarterly Reports on Form 10-QSB

Quarter ended March 31, 2005

Item 3. Controls and Procedures.

We maintain disclosure controls and procedures, which are designed to provide reasonable assurance that information required to be disclosed in the reports we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of our chief executive officer and chief financial officer, our management has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this quarterly report. Based on that evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective as of March 31, 2005.

During the course of this evaluation, our independent registered public accounting firm at the time, Vitale, Caturano & Company, Ltd., advised us in connection with the completion of their audit for the 2004 fiscal year that they had identified certain matters involving the operation of our internal controls that they considered to be a material weakness.  A “material weakness” is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by errors or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

The material weakness identified by Vitale, Caturano & Company, Ltd. related to our lack of full-time accounting and finance personnel and to a lack of sophistication in our accounting systems, which required significant manual effort and lacked formal, documented procedures and controls over transaction reporting.  Both of these factors were the result of the severe capital constraints we faced prior to the completion of our private financing in the first quarter of 2005.  Although we retained during the 2004 fiscal year the services of a part-time Chief Financial Officer to assist in accounting consideration and recording and the financial reporting process, Vitale, Caturano & Company, Ltd. noted delays in the communication of information and documentation to the Chief Financial Officer.  While these matters were not formally identified as a material weakness until very late in the audit process, they were presumably present from our inception in early 2003.

Vitale, Caturano & Company, Ltd.’s conclusion that we needed to reassess our existing finance organization resource requirements and re-evaluate the design and operating effectiveness of certain controls surrounding the financial statement close process was based on several adjustments that were made in the course of the audit process, some of which occurred late in the audit process, and issues relating to the timely communication of information and documentation necessary to yield proper accounting consideration and recording. Among the issues identified or addressed late in the audit process were accounting for stock option arrangements, prepaid royalties, severance accruals, certain revenue contracts, reconciling and verifying shareholder loans, cutoff of accounts payable, and preparing complete financial statements with footnote disclosures.

Notwithstanding Vitale, Caturano & Company, Ltd.’s identification of a material weakness in our internal controls, our management, including our chief executive officer and chief financial officer, concluded that the presence of this material weakness did not necessitate a conclusion that our disclosure controls and procedures were not effective as of March 31, 2005.  In arriving at this conclusion, our management considered the following factors:

•                  Vitale, Caturano & Company, Ltd.’s conclusions regarding the presence of a material weakness were based largely on delays they experienced in the communication of information and documentation during the course of their audit, not due to any observed deficiency in our ability to make timely disclosures as required by the Securities and Exchange Commission.

•                  Despite the presence of the material weakness, we filed our annual report for the 2004 fiscal year and this quarterly report within the time periods specified by the Securities and Exchange Commission.

•                  Vitale, Caturano & Company, Ltd. issued its Report of Independent Registered Public Accounting Firm, which is included in our annual report on Form 10-KSB for the 2004 fiscal year, without qualification.

•                  During the quarter ended March 31, 2005, we implemented automated accounting software for our U.S. operations.

Changes in Internal Controls Over Financial Reporting

As noted above, during the quarter ended March 31, 2005, we implemented automated accounting software for our U.S. operations.  We believe that this constituted a change in our internal control over financial reporting and has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Quarter ended June 30, 2005

Item 3. Controls and Procedures.

We maintain disclosure controls and procedures, which are designed to provide reasonable assurance that information required to be disclosed in the reports we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of our chief executive officer and chief financial officer, our management has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this quarterly report. Based on that evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective as of June 30, 2005.

On March 28, 2005, Vitale, Caturano & Company, Ltd., advised us in connection with the completion of their audit for the 2004 fiscal year that they had identified certain matters involving the operation of our internal controls that they considered to be a material weakness.  A “material weakness” is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by errors or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

The material weakness identified by Vitale, Caturano & Company, Ltd. related to our lack of full-time accounting and finance personnel and to a lack of sophistication in our accounting systems, which required significant manual effort and lacked formal, documented procedures and controls over transaction reporting.  Both of these factors were the result of the severe capital constraints we faced prior to the completion of our private financing in the first quarter of 2005.  Although we retained during the 2004 fiscal year the services of a part-time Chief Financial Officer to assist in accounting consideration and recording and the financial reporting process, Vitale, Caturano & Company, Ltd. noted delays in the communication of information and documentation to the Chief Financial Officer.  While these matters were not formally identified as a material weakness until very late in the audit process, they were presumably present from our inception in early 2003.

Vitale, Caturano & Company, Ltd.’s conclusion that we needed to reassess our existing finance organization resource requirements and re-evaluate the design and operating effectiveness of certain controls surrounding the financial statement close process was based on several adjustments that were made in the course of the audit process, some of which occurred late in the audit process, and issues relating to the timely communication of information and documentation necessary to yield proper accounting consideration and recording. Among the issues identified or addressed late in the audit process were accounting for stock option arrangements, prepaid royalties, severance accruals, certain revenue contracts, reconciling and verifying shareholder loans, cutoff of accounts payable, and preparing complete financial statements with footnote disclosures.

Notwithstanding Vitale, Caturano & Company, Ltd.’s identification of a material weakness in our internal controls, our management, including our chief executive officer and chief financial officer, concluded that the presence of this material weakness did not necessitate a conclusion that our disclosure controls and procedures were not effective as of June 30, 2005.  In arriving at this conclusion, our management considered the following factors:

•      Vitale, Caturano & Company, Ltd.’s conclusions regarding the presence of a material weakness were based largely on delays they experienced in the communication of information and documentation during the course of their audit, not due to any observed deficiency in our ability to make timely disclosures as required by the Securities and Exchange Commission.

•      Despite the presence of the material weakness, we filed our annual report for the 2004 fiscal year, our quarterly report for the first quarter, and this quarterly report within the time periods specified by the Securities and Exchange Commission.

•      Vitale, Caturano & Company, Ltd. issued its Report of Independent Registered Public Accounting Firm, which is included in our annual report on Form 10-KSB for the 2004 fiscal year, without qualification.

•      During the quarter ended March 31, 2005, we implemented automated accounting software for our U.S. operations.

•      Toward the end of the quarter ended June 30, 2005, we identified a candidate to serve as our manager of accounting and administration.  This person commenced full-time employment with us in July 2005.

Changes in Internal Controls Over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended June 30, 2005 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Quarter ended September 30, 2005

Item 3. Controls and Procedures.

We maintain disclosure controls and procedures, which are designed to provide reasonable assurance that information required to be disclosed in the reports we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of our chief executive officer and chief financial officer, our management has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this quarterly report. Based on that evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective as of September 30, 2005.

On March 28, 2005, our independent registered public accounting firm at the time, Vitale, Caturano & Company, Ltd., advised us in connection with the completion of their audit for the 2004 fiscal year that they had identified certain matters involving the operation of our internal controls that they considered to be a material weakness.  A “material weakness” is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by errors or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

The material weakness identified by Vitale, Caturano & Company, Ltd. related to our lack of full-time accounting and finance personnel and to a lack of sophistication in our accounting systems, which required significant manual effort and lacked formal, documented procedures and controls over transaction reporting.  Both of these factors were the result of the severe capital constraints we faced prior to the completion of our private financing in the first quarter of 2005.  Although we retained during the 2004 fiscal year the services of a part-time Chief Financial Officer to assist in accounting consideration and recording and the financial reporting process, Vitale, Caturano & Company, Ltd. noted delays in the communication of information and documentation to the Chief Financial Officer.  While these matters were not formally identified as a material weakness until very late in the audit process, they were presumably present from our inception in early 2003.

Vitale, Caturano & Company, Ltd.’s conclusion that we needed to reassess our existing finance organization resource requirements and re-evaluate the design and operating effectiveness of certain controls surrounding the financial statement close process was based on several adjustments that were made in the course of the audit process, some of which occurred late in the audit process, and issues relating to the timely communication of information and documentation necessary to yield proper accounting consideration and recording. Among the issues identified or addressed late in the audit process were accounting for stock option arrangements, prepaid royalties, severance accruals, certain revenue contracts, reconciling and verifying shareholder loans, cutoff of accounts payable, and preparing complete financial statements with footnote disclosures.

Notwithstanding Vitale, Caturano & Company, Ltd.’s identification of a material weakness in our internal controls, our management, including our chief executive officer and chief financial officer, concluded that the presence of this material weakness did not necessitate a conclusion that our disclosure controls and procedures were not effective as of September 30, 2005.  Moreover, we believe that throughout the 2005 fiscal year, we have allocated significant resources to remediation of the material weakness identified by Vitale, Caturano & Company, Ltd.  In arriving at this conclusion, our management considered the following factors:

•                  Vitale, Caturano & Company, Ltd.’s conclusions regarding the presence of a material weakness were based largely on delays they experienced in the communication of information and documentation during the course of their audit, not due to any observed deficiency in our ability to make timely disclosures as required by the Securities and Exchange Commission.

•                  Despite the presence of the material weakness, we filed our annual report for the 2004 fiscal year, our quarterly reports for the first and second quarters, and this quarterly report within the time periods specified by the Securities and Exchange Commission.

•                  Vitale, Caturano & Company, Ltd. issued its Report of Independent Registered Public Accounting Firm, which is included in our annual report on Form 10-KSB for the 2004 fiscal year, without qualification.

•                  During the quarter ended March 31, 2005, we implemented automated accounting software for our U.S. operations.

•                  At the beginning of the quarter ended September 30, 2005, we added a full-time manager of accounting and administration to our staff.

Changes in Internal Controls Over Financial Reporting

As noted above, at the beginning of the quarter ended September 30, 2005, we added a full-time manager of accounting and administration to our staff.  We believe this increase in staffing has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.